FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October, 2016

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Banco Santander, S.A.

Item

Group Strategy Update Presentation

1	Press Release dated September 30, 2016 titled “Banco Santander reaffirms its key shareholder targets for 2018”

2	Opening Presentation from Group Executive Chairman Ana Botín

3	Presentation of Group Chief Executive Officer José Antonio Álvarez

4	Presentation of Country Head UK Nathan Bostock

5	Presentation of Country Head Spain Rami Aboukhair

6	Presentation of Country Head Brazil Sérgio Rial

7	Presentation of Group Chief Financial Officer Jose García Cantera

8	Closing Presentation from Group Executive Chairman Ana Botín

Item 1

Banco Santander reaffirms its key shareholder targets for 2018

Bank confirms plans to increase Earnings Per Share (EPS) in 2016 and 2017, reaching double digits by 2018, and grow Dividend Per Share (DPS) and Tangible Net Asset Value (TNAV) Per Share every year

London, September 30th, 2016. Banco Santander confirmed today that it is on track to deliver the financial targets it set in last year’s Strategic Plan 2016-2018, despite an increasingly challenging macroeconomic environment.

Speaking in London with analysts and investors at the Banco Santander Group Strategy Update 2016, Ana Botin, Group Executive Chairman, said: “We have a clear and consistent strategy that is helping us earn the loyalty of customers across our 10 core markets. Our business model is continuing to generate predictable and sustainable returns and we are delivering on our financial and commercial commitments, despite the challenging environment.”

Over the last year, macroeconomic expectations have deteriorated in some of the markets in which the Group operates, particularly in the U.K. This has led to a depreciation of many currencies against the Euro and an expectation that interest rates will remain at record low levels for longer than expected. Moreover, regulatory uncertainty will continue in the coming years and tax pressure is also increasing in some of Banco Santander’s core countries.

Despite this context, Santander confirmed today that it is maintaining the key 2018 targets within its 2016-2018 Strategic Plan, including the commitment to increase dividend per share (DPS) and earnings per share (EPS) every year in the next three years.

Santander also confirmed today that it will deliver against its target to increase the number of loyal customers to 18.5 million by 2018. Furthermore, the Bank aims is to increase the number of digitally active customers from 15 million in 2015 to 30 million in 2018.

In the last twelve months the number of loyal customers increased by 10% to 14.4 million, while digitally active customers increased by 23% to 19.1 million. Moreover, the average market share in SMEs and Corporates across the Bank increased by almost a half percentage point.

José Antonio Álvarez, Group Chief Executive Officer, said: “While the environment in some of our markets has deteriorated, our strategy and business model continues to deliver for our customers and shareholders. Our geographic diversification with strong market presence and best-in-class efficiency offers a clear competitive advantage that will allow us to benefit further as the economic environment improves.”

Item 2

Ana Botín Group Executive Chairman Opening Presentation

Banco Santander, S.A. (“Santander”), Santander UK Group Holdings (“Santander UK”) and Banco Santander (Brasil) S.A. (“Santander Brasil”) all caution that this presentation and other written or oral statements made from time to time by Santander, Santander UK and Santander Brasil contain forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental, political and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; (5) transaction, commercial and operating factors; and (6) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”) could adversely affect our business and financial performance and should be considered in evaluating any forward-looking statements contained herein. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. These statements are only predictions and are not guarantees of future performance, results, actions or events. Santander, Santander UK and Santander Brasil do not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant, any fuller disclosure document published by Santander, Santander UK nor Santander Brasil. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander, Santander UK and Santander Brasil are not giving advice nor making any recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance, share price or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast. Note: The businesses included in each of our geographical segments and the accounting principles under which their results are presented here may differ from the businesses included in our public subsidiaries in such geographies and the accounting principles applied locally. Accordingly, the results of operations and trends shown for our geographical segments may differ materially from those disclosed locally by such subsidiaries. Helping people and businesses prosper 2

Content 1 Our delivery since the last Investor Day 2 Update on our commercial transformation 3 Looking forward and key takeaways Helping people and businesses prosper 3

1	Our delivery since the last Investor Day Helping people and businesses prosper 4

‘Helping people and Clear purpose businesses prosper’ Predictability of earnings through the cycle Strategic focus Simple, on people, Customer Digital Sustainable and Personal, culture and loyalty excellence high RoTE to Fair customers enable us to capture the growth opportunity Geographic Clear focus Unique and Balance diversification on retail and Best-in-class Grow cash strong sheet with critical commercial efficiency DPS foundations quality mass banking Helping people and businesses prosper 5

In our last Investor Day we shared our strategy and strategic priorities 1 People 2 Customers Earn the loyalty of our retail A strong internal culture: and corporate customers: Simple | Personal | Fair improve our franchise The best bank to Operational and work for digital excellence To be the best retail and commercial bank, earning 4 ommunities the lasting loyalty of our… 3 areholders Reinforced capital Santander and risk Universities management Support people in our local EPS, DPS and RoTE growth communities Helping people and businesses prosper 6

In a context significantly worse than the one expected Old Scenario during last year’s Investor Day… New Scenario Lower interest rates Low and lower than expected GDP growth Euribor Yield Curve GDP Growth (Average of Santander Countries), % 0.2% 2.4 2.1 2.0 0.0% 1.5 -0.2% -0.4% 1W 1M 2M 3M 6M 9M 1Y 2015 2016 UK EU referendum Higher regulatory and tax pressure GBP / EUR Expected effective tax charge for 2016 as % of PBT -17% 1.40 1.17 c.35% c.35% c.28% c.20% Aug-15 Aug-16 Source: Bloomberg Helping people and businesses prosper 7

…Santander is delivering strong financial and operating performance… 1H’16 vs. 1H’15 Total revenues +3.6% Total fees +6.6%1 Cost of risk -13bps Underlying profit +8.9% Underlying RoTE2 11.1% ? Note: Currency neutral (1) +7.7% including perimeter: PSA and Banco Internacional do Funchal (2) 1H’16 figure Helping people and businesses prosper 8

…as it delivers for its people and communities, making progress on Cultural Change A strong internal culture Simple | Personal | Fair Supporting people in our local communities Simple, More than 3/4 of our employees Personal & 6th position and 1st European Bank3 support the new culture1 Fair culture Supporting 1,195 universities supported and >7 pp vs. average of financial Employment 1 access to 31k students awarded services employees Commitment education scholarships Leadership, +22 pp improvement in work-life 900k people supported talent & 1 balance in local communities2 performance (1) Internal survey 2015 to which 150,000+ Santander employees responded. Work-life balance improvement is compared versus 2014. Employee commitment measured versus financial services standard. 2016 Global Engagement Survey in progress (2) In 1H’16 (3) Among the 198 banks included in the Dow Jones Sustainability Indexes Helping people and businesses prosper 9

On track towards last year’s Investor Day commitments for 2016 at Group level… 1H’16 2016 (change vs. 1H’15) ID Commitment Loyal retail and commercial 14.4 15.0 customers (MM) (+10%) Average SME and Corp. +49bps +50bps market share growth (vs. 1H’15) 19.1 Digital customers (MM) 20.0 (+23%) 1.19 Cost of risk (%) Improving (-13bps) Helping people and businesses prosper 10

…and at country level 2016 1H’16 ID Commitment 1I2I3 customers 1.24 2.0 (MM) SMEs loan growth vs. market >5 >5 (Jaws, pp) Loyal SME and Corporates +4% +27% (% change vs. 1H’15) NPL ratio1 3.2% ~peers Digital customers 695 725 (k) Loan portfolio CAGR2 +20% +15% (% growth vs. 2014) (1) BR GAAP (2) All SCF countries (excluding SC UK). 1H’16 corresponds to 2015 FY figures Helping people and businesses prosper 11

Our business model allows us to fund profitable growth, increase cash dividend per share and accumulate capital RoTE 1H’161 (%) (1H’16 vs. 1H’15) 14 +10% +4% cash DPS2 customer loans3 12 11 Increase Fund business 11 cash dividends c. 1/3 c. 1/3 growth 11 per share 10 9 Top tier profitability 9 allows us to… 8 8 8 c. 1/3 7 7 6 Accumulate capital 5 +53bps FL CET1 (1) Source: Based on public company data—Bloomberg. Santander Underlying. RoTCE for US Banks (2) 1st interim dividend charged to 2015-16 earnings (3) Currency neutral Helping people and businesses prosper 12

Predictable and growing earnings through the cycle Santander has the lowest volatility in earnings among peers… Average volatility of quarterly reported EPS (%), 1999-1H’161 734 136 123 95 Profitability 80 68 49 47 has proven strong 45 25 10 and stable over time Best …with growing profits Statutory profit growth, CAGR (%), 1998 vs. 2015 +7 <0 +4 +11 +11 +13 +10 +7 +2 +16 +10 Source: Bloomberg Note: GAAP criteria (1) The analysis takes the quarterly EPS to 1H’16, starting from the first available data since Jan’99 Helping people and businesses prosper 13

Growing shareholder’s value Tangible net asset value per share Euros per share 4.13 4.07 4.01 2014 2015 2Q’16 Helping people and businesses prosper 14

2	Update on our commercial transformation Helping people and businesses prosper 15

Our model has unique competitive advantages as it combines: Critical mass in retail+commercial Relevant exposure to markets banking in 9+1 with high interest rates countries Net Interest Income, % of total1 Low rates markets 2% 121 million customer 6%2 relationships High rates 24% 10% markets 15% 8% Geographical 6% diversification 11% 3%3% SCF 13% Other Latam High margin in low SC USA rate markets (1) Does not include Corporate Centre (2) USA ex- SC USA Helping people and businesses prosper 16

Customer relationships at scale is our core differentiator We are the bank with the highest number …delivering scale in each of them of top franchises in the world… Top 5 banks in top 50 markets Average # of customers per country (MM) 8 9.3 6 5.5 6 0.9 4 0.8 4 1.3 3 0.8 3 3.9 3 2.5 2 7.5 2 3.4 Source: McKinsey & Company (citing annual reports, SNL, McKinsey CEE Banking database, Central Banks of Brazil, Spain and Portugal. Average # of customers per country includes only countries where the Bank has relevant retail banking presence) Helping people and businesses prosper 17

Progress in our commercial transformation 1 Commercial and digital transformation around the customer 2 Op. Excellence: best-in-class customer service and cost-to-income 3 Deliver organic capital generation whilst funding growth Helping people and businesses prosper 18

1 Transforming our commercial model around the customer Examples Loyal customers Total Group (MM) Spain Annual growth of loyal SMEs customers +1.3MM 3% 26% 18.5 Before After 14.4 13.1 Mexico +540k customers per year 1H’15 1H’16 2018 Helping people and businesses prosper 19

1 Developing digital relationships with our customers Digital customers1 1 out of 3 accounts 30MM opened in digital channels One 1|2|3 2016 target: account opened 20MM every minute on 19.1MM digital channels2 Mobile cash loan in 60 15.5MM seconds 1H’15 1H’16 2018 (1) Person or legal entity, that being a customer of a commercial bank, has logged into his personal area of internet banking, mobile banking or both in the last 30 days (2) Applicable to Santander existing customers, opened every weekday minute on digital channels Helping people and businesses prosper 20

1 Unlocking organic profitable growth potential in our core markets through customer loyalty Retail loyal customers / Active customers (%) Fees / costs (average) c.50% 20% c. of Group >40% underlying profit1 Leading 55% franchises >40% Total population: c.40% 110MM +7pp >25% c.80% of Group >20% 1 High upside underlying profit 20% 48% potential Total population2: >15% 525MM >15% 30% (1) Excluding Corporate Centre, Spain Real State activities, SCF and GCB (2) USA includes only population of the Northeast and Florida Data as of 2015 Helping people and businesses prosper 21

1 Progress in our transformation: customer loyalty drives growth in revenues/fees 2.5 +9% Fee income1 2.3 (Bn EUR) 14.4 13.1 +10% Loyal customers (MM) 2Q’15 2Q’16 (1) Currency neutral Helping people and businesses prosper 22

1 Benefits to be reaped in fee income through our commercial transformation Fees/Assets SAN vs. peer average (%) +10bps c.0bps Opportunity -10bps • €1.3 bn p.a. reaching peer average • >€5 bn p.a. reaching best-in-class -50bps Data as of 2015. Opportunity estimated for all countries of the Group Helping people and businesses prosper 23

2 Operational excellence means better cost efficiency… Best-in-class C/I: Top 2 among peers1 -16% Corporate Centre opex in 2016 Cost to income (%) Corporate Centre attributable loss / Underlying attributable profit (%) 90 Eurozone 80 peer 70 average2 Global peer average 60 37 -14pp 29 50 22 40 30 20 10 0 1H’15 1H’16 (1) Source: Based on public company data—Bloomberg. (2) Societe Generale, BBVA, BNP, Intesa, Unicredit, Credit Agricole Helping people and businesses prosper 24

2 …and improvement in customer experience leveraging technologies Geographies within Top 3 Digital process for customer satisfaction1 mortgage business 1 Time to complete 2 application reduced Online “3-click” from up to 3 hours to 6 <40 min (-75%) loan application: +4 93% of process is paper less = 200k 8 Biometrics 7 hours less required Faster and more secure by our sales force 3 Mexico: used by c.30% of active customers Brazil: +4MM customers 1H’15 1H’16 2018 in 10 months Not in Top 3 Top 3 (1) Source: Corporate Customer Satisfaction Benchmark Helping people and businesses prosper 25

3 Recurrent and sustainable pre-provision profit while containing cost of risk… 3.3 3.3 3.3 3.0 3.1 3.0 2.9 2.9 2.8 PPP1 / loans (%) 2.4 1.7 1.7 1.4 1.4 1.4 1.3 1.2 1.0 Cost of risk (%) 2008 2009 2010 2011 2012 2013 2014 2015 1H’16 (1) PPP: pre-provision profit Helping people and businesses prosper 26

3 …allows to fund profitable growth, increase cash dividend per share and accumulate capital organically FL CET1 (%) ? Committed to accumulate organically +53 bps >11 10bps CET1 on average per quarter 10.36 9.83 ? RWA growth below profit and lending growth ? Plans to better manage regulatory capital at a bottom-up basis ? Capital and M&A discipline across the Group 1H’15 1H’16 2018 Helping people and businesses prosper 27

3	Looking forward and key takeaways Helping people and businesses prosper 28

On track to meet all of our 2016/17 commitments 2016/17 2015 1H’2016 commitments Loyal customers (MM) 13.8 14.4 15 / 17 Digital customers (MM) 16.6 19.1 20 / 25 Fee income1 3.0% 6.6% Increase Cost of risk 1.25% 1.19% Improve Cost to income 47.6% 47.9% Stable EPS (€) 0.40 0.19 (1st half) Increase DPS2 (€) 0.050 0.055 Increase TNAV / share (€) 4.07 4.13 Increase FL CET1 10.05% 10.36% +40bps per year (1) Currency neutral YoY growth. As of 1H’16: +7.7% including perimeter: PSA and Banco Internacional do Funchal (2) 1st interim dividend charged to 2015-16 earnings Helping people and businesses prosper 29

Reaffirming our key shareholder metrics, increasing EPS in 16/17, reaching double digit by 2018, and growing DPS and TNAV per share ? Top 3 bank to work for in the majority of ? 17MM retail Loyal Customers our geographies ? 1.6MM loyal SMEs and Corporates ? Customer loans growth above peers ? All geographies top 3 in customer service* ? 30MM digital customers (x2) People Customers ? c.10% CAGR of fee income 2015-18 “To be the best retail and commercial bank, earning the lasting loyalty of our people, ? People supported in our customers, shareholders ? Cost to income ratio 45-47% communities: 4.5MM and communities” ? 2015-18 average cost of risk 1.2% 2016-18 Communities Shareholders 11% ? FL CET1 > ? c.130k scholarships 2016-18 ? Increasing EPS, reaching double digit growth by 2018 ? 30-40% cash dividend pay-out: Yearly DPS increase ? RoTE >11% * Except for the US – approaching peers Helping people and businesses prosper 30

Our commercial transformation will increase profitability as improved customer experience drive loyal and digital customer growth Our team, and a culture of doing things in a way that is Simple, Personal and Fair are the cornerstone of our strategy Our model offers best-in-class predictability of results through the cycle as well as leading efficiency and RoTE The strength of our balance sheet and returns allow us to fund our growth, pay growing cash DPS and accumulate capital We are on plan to deliver our 2016-18 commitments Helping people and businesses prosper 31

Simple Personal Fair

Item 3

José Antonio Álvarez Group Chief Executive Officer

Banco Santander, S.A. (“Santander”), Santander UK Group Holdings (“Santander UK”) and Banco Santander (Brasil) S.A. (“Santander Brasil”) all caution that this presentation and other written or oral statements made from time to time by Santander, Santander UK and Santander Brasil contain forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental, political and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; (5) transaction, commercial and operating factors; and (6) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”) could adversely affect our business and financial performance and should be considered in evaluating any forward-looking statements contained herein. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. These statements are only predictions and are not guarantees of future performance, results, actions or events. Santander, Santander UK and Santander Brasil do not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant, any fuller disclosure document published by Santander, Santander UK nor Santander Brasil. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander, Santander UK and Santander Brasil are not giving advice nor making any recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance, share price or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast. Note: The businesses included in each of our geographical segments and the accounting principles under which their results are presented here may differ from the businesses included in our public subsidiaries in such geographies and the accounting principles applied locally. Accordingly, the results of operations and trends shown for our geographical segments may differ materially from those disclosed locally by such subsidiaries. Helping people and businesses prosper 1

Content 1 Delivering in a challenging environment 2 Focus on execution: placing customers at the centre of our model 3 Key priorities in our main markets: a profitable growth story 4 Looking forward and key takeaways Helping people and businesses prosper 2

1	Delivering in a challenging environment Helping people and businesses prosper 3

We are on plan to deliver our 2016 commitments… 2016 2015 1H’2016 commitments Fee income1 3.0% 6.6% 2 Increase Cost to income ratio 47.6% 47.9% Stable Cost of risk 1.25% 1.19% Improve Underlying RoTE 11.0% 11.1% Improve TNAV / share (€) 4.07 4.13 Increase Cash dividend / share (€cents) 15.8 17.2 3 Increase FL CET1 10.05% 10.36% 10.45% (1) Currency neutral(2) +7.7% including perimeter: PSA and Banco Internacional do Funchal(3) 2016(e), assuming an acceptance percentage of the scrip dividend equal to that in 2015 Helping people and businesses prosper 4

…within a sector facing 3 challenges • A low-economic growth Structurally higher Mature markets 1 profitability • Low and flat yield curve profitability headwinds in Emerging Markets • New regulatory environment • More demanding customers… Need to redefine • .who require a better service at a lower cost 2 customer relationships • The industry needs to place the customer at the centre of the business model • Banking disintermediation 3 New entrants • Shadow banking • Digital players Helping people and businesses prosper 5

1 Profitability headwinds in mature markets while structural higher profitability in emerging markets Mature markets Emerging markets • Lower nominal growth • Cyclical adjustment (mostly) completed • Lower interest rates for longer Revenues • Stable political / regulatory environment • Asset pricing pressure • Structural growth remains intact • Lower credit demand • Higher regulatory / compliance costs • Nominal growth but maintaining positive Costs • Tax increases jaws • Digital transformation needs investments Capital • Upwards pressure due to regulation • High capital levels required to finance growth RoTE RoTE below cost of capital 15-20% (European banks) with sustainable high growth “g” Helping people and businesses prosper 6

2 Need to redesign customer’s relationships: a commercial transformation is required Anytime Open and Anywhere Multichannel Trust receptive access in their bank Anyhow What do our customers want? One customer, Operational one value proposition Adapted Greater service, excellence proposals lower cost Customer’s experience & loyalty become a must Helping people and businesses prosper 7

3 New entrants compete in less capital intensive segments Financial competitors Technology competitors P2P lending Payment platforms New entrants attack Shadow banking segments where digitalisation improves Mobile payments customer services or Capital markets / eliminates pricing disintermediation FX direct platforms inefficiencies Supply chain finance… Helping people and businesses prosper 8

Santander’s strategy tackles these 3 sector’s challenges Challenges Executing our strategy Outcome • Commercial transformation Mature markets Revenues • Operational excellence 1 profitability • Capital optimisation RoTE headwinds Costs • Digitalisation • Commercial transformation Need to redesign More loyal and digital customers 2 customer • Operational excellence relationships Customer experience • Processes re-engineering • Commercial transformation Entry barrier 3 New entrants • Digitalisation Value for money service Helping people and businesses prosper 9

2	Focus on execution: placing customers at the centre of our model Helping people and businesses prosper 10

Clear strategy, focused on execution 3 C A Commercial transformation to Revenues improve revenue growth Core to our customer Digitalisation oriented strategy to outperform in B Reduce the “twin” costs of doing revenues and costs Costs business: expenses and risk management D Investing capital more selectively into Capital higher RoRWA business Improve RoTE Helping people and businesses prosper 11

A Revenues: commercial transformation to improve revenue growth More customers and + More digital + Improved customer + Focus on highly more loyal customers experience profitable segments Increase fee Gain profitable business market share Revenues ROTE Helping people and businesses prosper 12

A Revenues: loyal customers growth consistent with our commercial transformation Since the launch1 On track to meet our targets Spain Loyal customers (MM) 100k SME customers 1.1MM retail customers 10% 18.5 17.0 Brazil 14.4 15.0 13.1 650k new accounts Mexico 174k credit cards in only 4 months Portugal 130k customers 1H’15 1H’16 16(e) 17(e) 18(e) (1) Spain: 1I2I3 current account from May’15 to Jun’16, 1I2I3 SME from Nov’15 to Jun’16. Brazil: ContaSuper from 2012 to Aug’16. Mexico: Aeromexico from Feb’16 to Aug’16. Portugal: Mundo1I2I3 from Mar’15 to Aug’16 Helping people and businesses prosper 13

A Revenues: strong growth of digital banking customers On track to meet our targets Since the launch1 Digital customers (MM) NeoClick – loans in 3 clicks 23% 30.0 +40k loans, $200MM 25.0 19.1 20.0 15.5 Biometric authentication +4MM customers, 8MM by year end 1H’15 1H’16 2016(e) 2017(e) 2018(e) Digital bank awards % digital customers / total active customers +7pp Best digital bank in Argentina 50% 41% (Global Finance magazine) 35% 36% 28% Banking app ranking 3rd best European banking app 1H’15 1H’16 2016(e) 2017(e) 2018(e) (Forrester research) (1) Chile: NeoClick from Apr’16 to Aug’16. Brazil: Biometric authentication from Jan’16 to Aug’16 Helping people and businesses prosper 14

A Revenues: continuous improvement on customer experience Evolution in customer satisfaction rankings1 1st 3rd 4th 3rd 3rd 2nd 3rd 2nd 8th +1 +1 +2 +1 +2 -2 -1 +1 2018 target: all geographies Top 3 in customer service2 (1) Corporate customer satisfaction benchmark. 1H’16 vs. 1H’15 (2) Except for the US – approaching peers Helping people and businesses prosper 15

A Revenues: our commercial transformation delivers fee business growth and profitable market share gains Our recurrence ratio (fees/costs) is improving 1H’16 vs. 1H’15 International business 2018 Target: Covering >50% of our operating Revenues +13% cost with fee income >50% Insurance 47.6% Premiums (open market) +10% 46.5% Cards Volumes (turnover) +11% 2015 1H’16 2018(e) Helping people and businesses prosper 16

B Costs: reducing the ‘twin’ costs of doing business Targets • All geographies top 3 in customer service1 OPERATING COSTS • Customer loyalty 1 • Cost to income ratio: 45-47% in 2018 Operational excellence • Flat costs in real terms • Leading Cost-to-income in the industry + COST OF RISK • Reducing CoR • 2015-2018 average cost of risk 1.2% 2 Excellence in risk management across the cycle = Higher profitability (1) Except for the US – approaching peers. Helping people and businesses prosper 17

B Costs: committed to deliver flat cost growth in real terms

One the most efficient international banks


+14pp
48%
62%
Global peer average[1]

Our principles

- Cost-growth below / around inflation
- **Positive jaws**
- IT investments **financed by BAU savings**
- **Simplification** of **corporate centres**
- **Branch network optimisation**

2018 target
C/I 45-47%

Initiatives to capture savings

- HQ **Re-sizing and optimisation**
- **Re-sizing** (c.450 branches) and **optimisation**

Mid-single digit cost reduction

- **Fit-to-Grow** program
- **Headquarters optimisation**
- **Footprint optimisation** and digital transformation
- **Organisational** and IT optimisation
- **Post merger integration** (BANIF)
- **Process reengineering**

=

Santander to continue to lead on efficiency

(1) BBVA, BNP Paribas, HSBC, Intesa Sanpaolo, Lloyds, Société Générale, UBS, UniCredit, Barclays, Bank of America, Wells Fargo, Citi, JP Morgan, Itau and ING. Source: Company data – Bloomberg

Santander Helping people and businesses prosper
18
Simple | Personal | Fair
GROUP STRATEGY UPDATE

B Costs: reducing the cost of risk across the cycle Comfortable asset quality trends… …and outperforming local peers1 1H’16 c.3% Peers 5.6% 5.2% 6.1% vs. 8.0% 4.5% 4.6% 4.4% 4.3% NPL 3.9% 1.5% vs. 2.1% 1.2% 2.4% Peers 1.6% 1.7% 1.4% Cost 1.3% 1.3% 1.2% of 3.4% vs. 5.1% risk 0.5% vs. 1.1% ‘11 ‘12 ‘13 ‘14 jun’15 ‘15 jun’16 ‘16(e) ‘17(e) ‘18(e) Avg. 2015-18 Note: Local criteria (1) Spain: BBVA España, Popular, CaixaBank, Bankinter, Bankia and Sabadell; UK: Barclays, RBS, LBG, Nationwide and HSBC Bank plc; Brazil: Large private banks; SCF: Credit Agricole and BNP Helping people and businesses prosper 19

C

Digitalisation creates a 'virtuous circle' on P&L dynamics

Digitalisation	Service / revenues improvement	Expense savings	Cost of risk savings
...of front	✓	✓	
...of big data	✓		✓
...of processes	✓	✓	
...of architecture (cloud)		✓	
...of software development		✓	

1H'16 vs. 1H'15

"Atendimento Digital"

+20% loyal customers, **+30%** gross margin and **-25%** service costs

"NeoClick"

93% of process is paper less **=** **200K** sales force hours

"Customer service centre"

-35% branch transactions and **+20%** sales

"Buy-by-click"

100% digital granting process

"Risk data aggregation"

Big data infrastructure: **-25%** cost reduction

Santander Helping people and businesses prosper 20 Simple | Personal | Fair GROUP STRATEGY UPDATE

Capital: A disciplined approach to use our capital

Our golden rules…

Currency neutral. 1H'16 vs. 1H'15

Loan growth > RWA growth
4% > 1%

Profit growth > RWA growth
9% > 1%

Capital selectively allocated into **higher RoRWAs** businesses

	Dec'15		Jun'16
RoRWA[1]	1.30%	vs.	1.35%

…to allow us to accumulate capital after growing cash DPS and the business

FL CET1 (%)



+53 bps
9.83
10.36
>11
1H'15
1H'16
2018(e)

(1) Underlying consolidated profit / average risk-weighted assets

Santander Helping people and businesses prosper
21
Simple | Personal | Fair
GROUP STRATEGY UPDATE

Our strategy, business model and execution allow us to fund profitable growth, increase cash dividend per share and accumulate capital RoTE 1H’161 (%) (1H’16 vs. 1H’15) 14 +10% +4% cash DPS2 customer loans3 12 11 Increase Fund business 11 cash dividends c. 1/3 c. 1/3 growth 11 per share 10 9 Top tier profitability 9 allows us to… 8 8 8 c. 1/3 7 7 6 Accumulate capital 5 +53bps FL CET1 (1) Source: Based on public company data—Bloomberg. Santander Underlying. RoTCE for US Banks(2) 1st interim dividend charged to 2015-16 earnings(3) Currency neutral Helping people and businesses prosper 22

3	Key priorities in our main markets: a profitable growth story Helping people and businesses prosper 23

As mature markets profitability headwinds remain, long-term presence in Latam is a strong competitive advantage Latam Europe & US Yield curves Steeper and higher Low / negative Low levels of banking c.40% c.95% penetration Low leverage <100% >200% Debt/ GDP Credit demand Sustainable high Low single-digit (2015-2020) double-digit growth growth Nominal GDP growth +6-8% +2-3% (2015-2020) Growing population +2% +0.5% (2015-2020) Middle class -4% +73% (2009-2030) Source: Eurostat, U.S. Census, Cepal, The Economist Intelligence Unit and IMF Helping people and businesses prosper 24

Two differentiated markets and approaches to sustain profits and dividends growth Underlying attributable profit (1H’16) Rest of Latam 1% Emerging markets: 6% 4% 15% Mature markets: Growth Capital-generating 7% 5% Focus on maintaining Focus on recovering high growth and 19% 13% profitability profitability 1% 3% 6% 20% Helping people and businesses prosper 25

Spain and UK Key priorities Key priorities • Recovery of profitability to c.13% • We maintain our strategy • Loyal and digital customer growth and • Only scale challenger in the UK market share gains • Customer loyalty and market share • Focus on fee businesses growth • Operational excellence improvements • Cost management remains a priority • Enhanced focus on risk management and protecting current RoTE Helping people and businesses prosper 26

Brazil and Mexico Key priorities Key priorities • Focus on revenue growth: improving • Grow our franchise to become #2 / #3 risk adjusted margins and fee business operator in most segments • Increasing market share: acquiring • Improve retail customers franchise (GetNet), consumer, SMEs… while maintaining our strengths • Digital transformation • Infrastructure and digitalisation • Continued improvement in risk • Improve RoTE to c.17% management and collections Helping people and businesses prosper 27

SCF and US Key priorities Key priorities • Maintain high profitability and continue • Enhance elements to meet regulatory to gain market share requirements • Expand agreements with pan-European • Improve customer experience and gain retailers brand awareness • Digitalise the business model • Maintain leadership in Auto Finance • Continue to be a mostly self-funded • Recover profitability: above CoE for operation SBNA and maintain high levels at SC USA Helping people and businesses prosper 28

Portugal and Poland Key priorities Key priorities • Leading RoTE and top RoRWA • Maintain RoTE leadership • Focus on profitable market share gains • Achieve above market growth in (corporates / SMEs) volumes and profits while growing our loyal customer base • Improve in customer loyalty and cost efficiency • Continue digitalisation • Active asset quality management: • Monitoring regulatory cost and its reducing NPL ratio to below 6% impact on cost of risk Helping people and businesses prosper 29

Chile and Argentina Key priorities Key priorities • Keep high profitability, efficiency and • Establish Santander as the market capital discipline leader in a normalising economy • Maintain market leadership / continue to • Focus on revenue / market share grow market share profitably growth • Work on productivity gains to achieve • Maintain RoTE in a falling CoE consistently positive jaws environment • At least top 3 in customer experience Helping people and businesses prosper 30

4	Looking forward and key takeaways Helping people and businesses prosper 31

‘Helping people and Clear purpose businesses prosper’ Predictability of earnings through the cycle Strategic focus Simple, on people, Customer Digital Sustainable and Personal, culture and loyalty excellence high RoTE to Fair customers enable us to capture the growth opportunity Geographic Clear focus Unique and Balance diversification on retail and Best-in-class Grow cash strong sheet with critical commercial efficiency DPS foundations quality mass banking Helping people and businesses prosper 32

Santander is well placed to overcome current sector challenges due to its unique business model and commercial transformation and to continue to deliver profitable organic growth Strong increase on loyal and digital banking customers while delivering operational excellence in a less capital intensive growth model As we work to progressively improve mature markets profitability despite current headwinds, long-term presence in LatAm is a strong competitive advantage to offer quality and predictable shareholder value creation Helping people and businesses prosper 33

Simple Personal Fair

Item 4

Item 4

Nathan Bostock Country Head UK

Banco Santander, S.A. (“Santander”), Santander UK Group Holdings (“SantanderUK”) and Banco Santander (Brasil) S.A. (“SantanderBrasil”) all caution that this presentation and other written or oral statements made from time to time by Santander, Santander UK and Santander Brasil contain forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental, political and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; (5) transaction, commercial and operating factors; and (6) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”) could adversely affect our business and financial performance and should be considered in evaluating any forward-looking statements contained herein. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. These statements are only predictions and are not guarantees of future performance, results, actions or events. Santander, Santander UK and Santander Brasil do not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant, any fuller disclosure document published by Santander, Santander UK nor Santander Brasil. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander, Santander UK and Santander Brasil are not giving advice nor making any recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance, share price or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast. Note: The businesses included in each of our geographical segments and the accounting principles under which their results are presented here may differ from the businesses included in our public subsidiaries in such geographies and the accounting principles applied locally. Accordingly, the results of operations and trends shown for our geographical segments may differ materially from those disclosed locally by such subsidiaries. Helping people and businesses prosper 2

Content 1 Market and financial system 2 Delivering our 2015-18 strategy 3 Positioned to capture growth opportunities 4 Looking forward and key takeaways Helping people and businesses prosper 3

1	Market and financial system Helping people and businesses prosper 4

The macroeconomic environment has deteriorated in the Old Scenario last 12 months… New Scenario Slower GDP growth Lower for longer interest rates GDP (annual average) Bank Rate (year end) 2.00 2.4 2.5 1.50 2.3 1.00 2.2 1.6 1.6 0.50 0.25 0.25 0.25 0.7 2015 2016(e) 2017(e) 2018(e) 2015 2016(e) 2017(e) 2018(e) Labour market uncertainty House prices reducing in the short term Unemployment (year end) House Price Inflation (year end) 5.7 5.7 5.3 9.5 5.1 6.1 4.9 3.4 3.9 4.7 4.8 2.4 0.0 2.3 2015 2016(e) 2017(e) 2018(e) 2015 2016(e) 2017(e) 2018(e) Source: HM Treasury Comparison of External Economic Forecasts Aug’16 (unemployment, GDP, HPI) Santander Economic Forecast (Bank Rate) Helping people and businesses prosper 5

…under a demanding regulatory agenda • PPI timebar and redress • Ring-fencing • FPC powers (e.g. BTL) • Competition (e.g. savings, cards) • Stress testing • Capital position • Residential mortgage risk • Performance management for challengers weights • Reduction in • Basel proposals (operational countercyclical risk, credit risk, internal models) capital buffer • IFRS 9 (interaction with capital, • Term Funding stress tests) Scheme • Retail Banking Market • Payments access and Investigation infrastructure provision • Bank corporation tax surcharge Helping people and businesses prosper 6

2	Delivering our 2015-18 strategy Helping people and businesses prosper 7

Santander UK is uniquely positioned to succeed A full service retail and commercial bank with …successfully challenging the big banks meaningful scale and opportunity… 14MM active customers 1 – in – 4 switchers are to Santander 4th 10MM current accounts largest Corporate and SMEs lending (%, YoY growth) Ł167 bn customer liabilities Santander Market1 3rd Ł153 bn mortgages largest 10 11 >Ł200 bn customer assets 8 4 1 Omni-channel distribution with leading -2 digital services and complementary 2014 2015 1H’16 optimised footprint Data as of Jun’16 (1) Source: Bank of England Bankstats (Aug’16) Helping people and businesses prosper 8

Our strategy is clear and unchanged from 12 months ago Our strategic priorities Our To help people and businesses Customer loyalty and market share growth Customers purpose prosper Operational and digital excellence Predictable and growing profitability and To be the best retail and commercial Shareholders a strong balance sheet Our bank, earning the lasting loyalty of aim our people, customers, shareholders and communities Strong internal culture: Simple | Personal | Fair People Best employer Our Simple | Personal | Fair Supporting communities through skills, values Communities knowledge and innovation Helping people and businesses prosper 9

Our strategy is delivering for our customers… Retail Corporate and SMEs 1|2|3 World customers (MM) Loyal customers (k) 4.6 4.9 266 279 3.6 239 Dec’14 Dec’15 Jun’16 Dec’14 Dec’15 Jun’16 Retail banking deposits (Ł bn) Total assets (Ł bn) 130 137 141 Primary1 54% 62% 65% 26 28 24 Dec’14 Dec’15 Jun’16 Dec’14 Dec’15 Jun’16 Spread2 (0.76%) (0.63%) (0.59%) (1) Banking and savings balances of customers with a primary 1|2|3 Current Account or other primary current account (2) Spreads against the relevant swap rate or LIBOR. Retail banking customer deposits include savings and bank accounts for personal and business banking customers, Jersey and Cater Allen. YTD Helping people and businesses prosper 10

…increasing customer experience and operational efficiency

More satisfied customers

Retail customer experience

(FRS[1] %)



61
54
64
62
Average of 3 highest performing peers
Dec'12
Dec'13
Dec'14
Dec'15
Jun'16

Corporate customer experience

(Charterhouse[1] %)



52
46
58
56
Market average
Dec'12
Dec'13
Dec'14
Dec'15
Jun'16

More efficient operations

Increasing digital relationships (1H'16 vs 1H'15)



- **+41%** mobile customers
- **+29%** digital transactions[2]

More efficient distribution



- **c.50%** credit cards opened online
- **>30%** bank accounts opened online
- **>40%** mortgages retained online

(1) Refer to Appendix 1 in the 2Q'16 Quarterly Management Statement for a full definition (2) Digital transactions includes instant transfers and payments made via online, mobile and PayM

Santander Helping people and businesses prosper 11 Simple | Personal | Fair GROUP STRATEGY UPDATE

People and communities continue to be key to our success People Communities 48k people 72% supported Colleague 1H’16 engagement1 +5pp +4pp vs. prior vs. GFS 2k year norm2 Students supported 1H’16 (1) Survey conducted by Hay Group (Oct’15). % favourable responses (2) Global Financial Services norm Helping people and businesses prosper 12

Risk management supports our balance sheet strength and asset quality Non performing loans (ŁMM) (1H’16) Mortgage stock LTV2 44% 4,246 3,887 3,575 3 3,150 3,165 BTL mortgages 4% CRE exposure4 5% Dec’12 Dec’13 Dec’14 Dec’15 Jun’16 NPL ratio1 2.05% 1.98% 1.79% 1.52% 1.47% (1) Non-performing loans as a percentage of loans and advances to customers (2) Unweighted average LTV (3) Residential BTL stock as % of total residential mortgage stock (4) CRE as % of total customers loans Helping people and businesses prosper 13

As a result of this strategy and the strength of our balance sheet we deliver predictable and sustainable results Profit before tax (ŁMM) BoE 2015 stress test (CET1 drawdown, bps3) 1,860 1,589 1H 787 959 956 70 FY’14 FY’151 1H’162 210 Total revenues (ŁMM) 290 2,325 2,346 320 330 2,260 2,305 2,205 500 1H’14 2H’14 1H’15 2H’15 1H’16 (1) Excludes Ł450MM charge for PPI recorded in the corporate centre under Group criteria(2) Excludes Ł119MM gain on sale of VISA Europe Ltd (3) Difference between actual CET1 ratio (Dec’14) and the minimum ratio (period 2015-2019) after applying stress scenario and assuming strategic management actions (but before AT1 conversion). Peak stress scenario = GDP -3.2% (near-term peak to trough), unemployment 9.2%, inflation -0.9%, HPI -20% (near-term peak to trough), bank rate 0% Helping people and businesses prosper 14

3	Positioned to capture growth opportunities Helping people and businesses prosper 15

Our main opportunity is to continue increasing customer loyalty Retail Corporate Loyal customers (% of active) Loyal customers (% of active) x1.7 43 x2.3 35 26 15 UK Group leading UK Group leading franchises Avg 1 franchises Avg1 • Deeper and more personal relationships • Leading service proposition enabling by meeting and anticipating more of our deeper relationships and driving primacy customer’s needs • 69 Corporate centres (+35 since 2012) • Differentiated proposition adapted to • Simple and efficient credit process each customer • Comprehensive product range and international reach helping UK customers to expand globally (1) Argentina, Chile, Poland and Portugal Helping people and businesses prosper 16

In retail, 1|2|3 World will continue to transform our franchise Non 1|2|3 CA 1|2|3 CA Deeper 23% loyal1 68% relationships Improved select / 6% 34% customer profiles affluent More valuable 1.5 products 2.1 relationships Improved liquidity average x1.0 x5.5 stability balance More satisfied 64.9% 76.7% customers2 (1) Loyal customers are primary current account customers (credit turnover >= Ł500 per month and at least two direct debits on the account) who hold an additional product (2) Source: Current Account, GfK FRS 12 months ending Jun’16. Refer to Appendix 1 in the 2Q’16 QMS for a full definition Helping people and businesses prosper 17

In corporate, our ring-fencing plans will support business growth and enhance loyalty Santander UK Group Holdings plc Differentiated “challenger” positioning Specialist, dedicated and customer-centric corporate bank: Santander UK plc Santander Corporate Bank • Seamless service covering all customer needs • International: global reach and expertise of the Retail, Business Banking and SMEs, Mid/Large Corporates Santander Group small SMEs and Global customers (Ł173 bn customer loans1) (Ł28 bn customer loans1) <1% 2H’18 Customers re-segmented Completion of Santander UK group’s target ring-fencing model outlined in ring-fencing plans submitted to the PRA and FCA. Plans are subject to, among other things, regulatory and court approvals and res are indicative based on current information, are not a forecast and may differ materially upon implementation of the final ring-fencing model. Santander Corporate Bank is expected to be easury Services plc (1) 1H’16 Helping people and businesses prosper 18

Creating digital solutions to meet all of our customer’s financial needs Examples New end-to-end online Mortgage New online Investment Hub • >40% of mortgages retained online • Integrated within the Santander online banking experience • 75% reduction in time to complete application (from up to 3 hours to <40 min) • Full range of online transactions • >70% reduction in time from application to • Santander investments plus further c.2k funds offer (from 11 days to 3 days)1 Digital touch points2 85% 88% 71% 2012 2015 1H’16 (1) Expected by 2016 year end (2) Digital touch points = (Digital: online and mobile logons) / (Branch: financial transactions + Telephony: service calls + Digital: online and mobile logons) Helping people and businesses prosper 19

Efficiency improvements to continue Simplifying our organisation and 55.8 Cost to processes, and digitalising across our income businesses ratio (%) 52.5 Excluding 51.2 banking Omni-channel platform with optimised reform1 physical distribution, leading digital tools and remote service / advice 1,220 1,231 Costs 1,127 1,158 Leveraging Group scale (ŁMM) through shared capabilities across 1H’13 1H’14 1H’15 1H’16 countries > Ł100MM reduction in our cost base by 2018 while continuing to grow the business (1) Ł30MM Helping people and businesses prosper 20

4	Looking forward and key takeaways Helping people and businesses prosper 21

We are on plan to deliver our 2016 commitments 2016 1H’15 1H’16 commitments Fee income CAGR +4% +6%1 +5-10% Digital customers (MM) 3.6 4.3 4.3 Corporate customer loans2 >5pp +7pp >5pp growth vs. market (1) Annualised YTD rate (2) Commercial Banking and GCB Helping people and businesses prosper 22

2018 Santander UK targets 1H’16 2018 Top 3 People Colleague engagement UK Bank Retail loyal customers (MM) 3.7 4.7 SME and Corporate loyal customers (k) 279 308 Customers Digital customers (MM) 4.3 6.5 Retail customer experience (‘FRS’)1 63.5% Top 3 Fee income CAGR 6%2 5-10% Return on Tangible Equity (RoTE) 10% 8-10% Cost to income ratio 53% 50-52% Shareholders CET1 capital ratio 11.2% c.12% Non performing loan ratio 1.5% <2% Dividend pay-out ratio (yearly) 50% 50% Communities Number of scholarships 2016-2018 (vol) 1,900 24,100 People supported 2016-2018 (vol) 47,600 600,000 Note: after incorporating new macroeconomic scenario, the following 2018 targets have been revised: RoTE (previously 12-14%), cost to income ratio (previously <50%), non performing loan ratio (previously <1.5%) . Group criteria except CET1 (1) Source GfK FRS 12 months rolling data. Refer to appendix 1 in the 2Q’16 QMS Santander UK for a full definition (2) Annualised YTD rate Helping people and businesses prosper 23

We have a clear strategy of building deeper relationships that allow us to capture growth opportunities Our commercial and digital transformation delivers value to our customers and shareholders The quality of our balance sheet and best-in-class risk management drives predictability despite challenges in the market Helping people and businesses prosper 24

Simple Personal Fair

Item 5

Rami Aboukhair Country Head Spain

Banco Santander, S.A. (“Santander”), Santander UK Group Holdings (“Santander UK”) and Banco Santander (Brasil) S.A. (“Santander Brasil”) all caution that this presentation and other written or oral statements made from time to time by Santander, Santander UK and Santander Brasil contain forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental, political and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; (5) transaction, commercial and operating factors; and (6) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”) could adversely affect our business and financial performance and should be considered in evaluating any forward-looking statements contained herein. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. These statements are only predictions and are not guarantees of future performance, results, actions or events. Santander, Santander UK and Santander Brasil do not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant, any fuller disclosure document published by Santander, Santander UK nor Santander Brasil. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander, Santander UK and Santander Brasil are not giving advice nor making any recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance, share price or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast. Note: The businesses included in each of our geographical segments and the accounting principles under which their results are presented here may differ from the businesses included in our public subsidiaries in such geographies and the accounting principles applied locally. Accordingly, the results of operations and trends shown for our geographical segments may differ materially from those disclosed locally by such subsidiaries. Helping people and businesses prosper 2

Content 1 Market and financial system 2 Strengths and opportunities 3 Update on our 2015-18 strategy 4 Looking forward and key takeaways Helping people and businesses prosper 3

1	Market and financial system Helping people and businesses prosper 4

Solid macroeconomic perspectives GDP (annual growth, %) Unemployment (%) 24.4 22.1 19.6 18.0 16.5 3.2 2.9 2.1 2.0 1.4 2014 2015 2016(e) 2017(e) 2018(e) 2014 2015 2016(e) 2017(e) 2018(e) CPI (annual growth, %) Goods and services exports (annual growth, %) 1.5 0.7 6.5 6.7 -0.2 5.1 -0.5 3.9 3.5 -0.6 2014 2015 2016(e) 2017(e) 2018(e) 2014 2015 2016(e) 2017(e) 2018(e) Source: INE and Santander Research Department. Estimated as of Jul’16 Helping people and businesses prosper 5

Opportunity for growth in a low rates context Loans to private sector (annual growth, %) Interest rate (Euribor 12 Months, %) 0.44 0.7 2.6 -2.3 -4.7 -3.9 0.14 2014 2015 2016(e) 2017(e) 2018(e) -0.02 Customer deposits (annual growth, %) -0.07 -0.10 2.0 2014 2015 2016(e) 2017(e) 2018(e) 3.7 0.2 2.3 -0.7 2014 2015 2016(e) 2017(e) 2018(e) Source: INE, Thomsom Reuters and Santander Research Department. Estimated as of Jul’16 Helping people and businesses prosper 6

2	Strengths and opportunities Helping people and businesses prosper 7

Santander Spain is a leading player in the market Market Share vs June 2016 Market share1 branch market share1 Loans €157.3 bn 13.4% +3.0pp Deposits €171.8 bn 13.0% +2.6pp Funds €46.9 bn 15.6% +5.2pp Total Savings €218.7 bn 13.4% +3.0pp Branches 3.1k 10.4% 2 (1) Data as of Jun’16 obtained from Bank of Spain’s Statistical Bulletin (chapters 4, 8 and 19) related to total Credit Institutions and Credit Financial Intermediaries and confidential reports M-21, UME-1 and UME-2 (2) EDIBAN Helping people and businesses prosper 8

Strong foundations for profitable growth Strong brand awareness # 1 choice for customers considering switching1 Best-in-class for high Leaders in high income payroll acquisitions, Affluent, Private Banking value segments and Corporates segments Strong NPL ratio below sector average and positive recovery rates risk profile branches, +5.1k ATMs and growing digital customers balanced business mix serving individuals and businesses Part of Unique global connectivity value proposition with capacity to leverage Santander Group on Group’s investments, resources and brand (1) With 27%, for customers interested in dealing with a new bank (FRS Survey for Financial Behavior of mass market clients in 2014) Helping people and businesses prosper 9

Opportunities to increase profitability and market share Potential to continue increasing customer loyalty Strengthen our position in SMEs 6.4MM • +18% in loyal customers as • 1|2|3 SME account 70% a result of 1|2|3 strategy • +54k loyal SMEs (+26%) • 27% Increase insurance and • High value-added asset management market products Loyal Active share Loyal Work with customers customers Santander Efficient and customer oriented Digital and innovation for value generation Margin per branch • Boost omni-channel • Data driven company +17% transformation • Distribution network • Improved customer optimisation journeys Dec’15 Dec’16(e) Note: 1H’16 vs. 1H’15 Helping people and businesses prosper 10

3	Update on our 2015-18 strategy Helping people and businesses prosper 11

Consistent and well established goals and priorities Strategic goals Priorities Build deep, long lasting relationships with Increase market share based on 1 our customers organic growth with a customer loyalty strategy 2 Be the “bank of choice” in Spain for SMEs and Corporates Culture Improve our efficiency while Excellence in customer service & innovation enhancing our customer 3 Simple to generate value experience Personal Fair 4 Advanced Risk Management Be the best bank to work for strengthening our Simple | Personal | Fair culture 5 Sustainable profitability Helping people and businesses prosper 12

1 1|2|3 strategy is paying off Better customer • 425k switchers with better customer profile acquisition • +54k loyal SMEs (+26%) • +18% loyal customers, x2.4 more products and services Deepening customer • +64bps payroll market share loyalty • 9.4 direct debits per account and +72% higher card spending than other customers • Representing 50% of new volume production Strong commercial • SMEs volumes starting to grow results • Retail fee income +7% YoY Increased customer • From 5th (2015) position to TOP 3 (2016) experience Improving • x2 pre-approved credit limits risk profile • Improved average credit score Helping people and businesses prosper 13

2 To grow in SMEs is key for our future profitability 1|2|3 SMEs account SMEs and Corporate strategy Increase customer • c.2.5k business Relationship Managers Relationship acquisition model • 150 business branches • +100K SMEs current accounts in just 10 months • New private web and mobile app Digital ? Digital and active business customers +84% transformation • Contact center: from customer support to Boost loyalty and customer management transactionality • x9 annual growth rate of Value added • International business, Factoring and loyal SMEs products Confirming, Leasing and Renting customers Helping people and businesses prosper 14

1-2 Customer loyalty driving growth in lending. Credit Cards spend International business UPLs new volumes Mortgages new volumes market share lending +128% +88bps +10%1 +38% 1H’15 1H’16 1H’15 1H’16 1Q’15 1Q’16 1H’15 1H’16 • +300bps market share • New production pricing > stock • >65% cards from 1|2|3 • +25% in international customers business approved limits (1) Data as of May ‘16 Helping people and businesses prosper 15

1-2 .while supporting higher fee income and capital efficiency Our “pay for value” delivers high …and moves us towards a more …outperforming our peers… fee income growth… capital light model Retail banking fee income YoY Fee income evolution YoY (1H’16) RORWA +7% +18bps 2% -6% 1H’15 1H’16 Peers average Dec’15 Dec’16 (e) Helping people and businesses prosper 16

3 Our omni-channel model improves customer experience efficiently


New branch model
Mobile customer experience
Customer centric approach
+2.8k new ATMs with new functionalities
Call centre
1st position in quality1
Omni-channel relationship manager

Digital customers growth


+20%
2.3MM
2.7MM
4.2MM
Jun'15
Jun'16
2018 target

Online transactions growth

digital transactions in personal segment


+13%
2Q'15
2Q'16

(1) EQUOS quality research December 2015

Santander Helping people and businesses prosper 17 Simple | Personal | Fair GROUP STRATEGY UPDATE

3 We have developed our commercial network to improve efficiency and customer experience Despite closures, our commercial Transformation of our branches to Improving customer referrals activity has not suffered provide a better customer experience Santander Branch evolution % of 1|2|3 accounts openings through referrals Branch average headcount +11% 25% -37% -33% x4 market avg 17% 4.7 k 14% 3.5k 11% 3.1k 11% Dec’15 Dec’16(e) 7% Business volume per branch (MM€) 6% +17% 2010 2015 2016 +29% credit Jun’15 Sep’15 Dec’15 Mar’16 Jun’16 Aug’16 production per branch2 Dec’15 Dec’16(e) (1) Santander Branches in 2010, 2015 and Jun’16 (2) 1H’16 vs.1H’15. After the last efficiency plan Helping people and businesses prosper 18

4	Looking forward and key takeaways Helping people and businesses prosper 19

We are on track to deliver our 2016 commitments 2016 1H’15 1H’16 commitments 1I2I3 customers (k) 290 1,240 2,000 Customer experience (position) 5th 3rd 3rd Cost of risk 0.84% 0.45% 0.60% SMEs market share 20% 20% 20% Helping people and businesses prosper 20

2018 Santander Spain targets 1H’16 2018 Best bank to work 2nd 1st People Individual career plans 13,200 15,400 Evaluation 180º for commercial positions 6,500 7,000 Total retail loyal customers (MM) 1.2 2.5 1I2I3 customers (k) 1,240 4,000 Customers Digital customers (MM) 2.7 4.2 Best-in-class banks in customer experience 3rd 1st Fee income CAGR 2% 5-10% NPL ratio 6.1% <4% Shareholders1 RoTE 12% c.13% Cost to income ratio 53% c.55% Communities Number of scholarships 2016-2018 (k) 12.2 2 39.2 (1) Management perimeter(2) Total scholarships for 2016 Helping people and businesses prosper 21

We are uniquely positioned to grow further by challenging the retail and SMEs market with our 1|2|3 strategy, and continue leading in Affluent, Private Banking and Corporate Banking A commercial transformation in place to favour customer loyalty and customer service and efficiency improvement Our model ensures predictable, sustainable and profitable organic growth with less capital consumption and a best-in-class risk profile Helping people and businesses prosper 22

Simple Personal Fair

Item 6

Sérgio Rial Country Head Brazil

Banco Santander, S.A. (“Santander”), Santander UK Group Holdings (“Santander UK”) and Banco Santander (Brasil) S.A. (“Santander Brasil”) all caution that this presentation and other written or oral statements made from time to time by Santander, Santander UK and Santander Brasil contain forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental, political and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; (5) transaction, commercial and operating factors; and (6) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”) could adversely affect our business and financial performance and should be considered in evaluating any forward-looking statements contained herein. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. These statements are only predictions and are not guarantees of future performance, results, actions or events. Santander, Santander UK and Santander Brasil do not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant, any fuller disclosure document published by Santander, Santander UK nor Santander Brasil. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander, Santander UK and Santander Brasil are not giving advice nor making any recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance, share price or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast. Note: The businesses included in each of our geographical segments and the accounting principles under which their results are presented here may differ from the businesses included in our public subsidiaries in such geographies and the accounting principles applied locally. Accordingly, the results of operations and trends shown for our geographical segments may differ materially from those disclosed locally by such subsidiaries. Helping people and businesses prosper 2

Content 1 Market and financial system 2 Strengths and opportunities 3 Update on our 2015-18 strategy 4 Looking forward and key takeaways Helping people and businesses prosper 3

1	Market and financial system Helping people and businesses prosper 4

Brazil's improving macroeconomic outlook

Current starting point	Adjustment process...	...in a country with solid fundamentals	Achievement of sustainable growth
• Lower inflation • Room for lower rates • Export sector recovery	• Public debt stabilisation • Less government intervention • Public banks focused on development and infrastructure • Pension system reform	• Large external reserves • Demographic bonus • Top 10 country in household consumption and FDI[1] • Solid financial system	• Closing the gap between consumption vs. investments • Infrastructure investments • Higher productivity • Fiscal austerity

	GDP (YoY %)	Inflation (IPCA %)	Int. Rate (Selic %)	Exch. Rate (R$ / US$)
2016 F	-3.2%	7.3%	13.8%	3.30
2017 F	1.4%	5.1%	11.0%	3.45
2018 F	2.2%	4.5%	10.5%	3.58

(1) Foreign Direct Investment
Source: Central Bank of Brazil, September 2016

Santander Helping people and businesses prosper 5 Simple | Personal | Fair GROUP STRATEGY UPDATE

Santander is in a strong position in a consolidated sector Main highlights (5 largest banks) 1. Market share 2. Well capitalised 3. Well funded • Deposits: c.76% • BIS ratio: 16.5% • Loans / deposits: 102% • Loans: c.70% Resilient figures in a challenging scenario Capital Ratio NPL ratio – Over 90 Cost of risk CET 1 5.2% 5.2% 4.7% 15.3% 14.3% 4.6% 3.8% 4.1% 3.5% 3.7% 4.2% 3.2% 3.6% 3.3% 3.1% 3.0% 3.6% 3.2% 2Q’13 2Q’14 2Q’15 2Q’16 2Q’13 2Q’14 2Q’15 2Q’16 Large private Santander banks Brasil Large private banks Santander Brasil Source: Central Bank of Brazil. Data as of 2Q’16, in BR GAAP criteria Helping people and businesses prosper 6

2	Strengths and opportunities Helping people and businesses prosper 7

Santander is the 3rd largest private bank in Brazil[1]…

The only international bank with significant scale in Brazil

- Leadership in the Auto market[2]
- Best bank for SMEs[3]
- Best bank to invest awarded[4]
- 1st in Advisor for Project Finance[5]
- 1st in FX Ranking[6]
- 1st in ECM[7]

1H'16

Assets €166 bn

Profits €788MM

Net Profit[8] market share **12.6%** — **+260 bps** YoY

Predictability Profit grows in 9 out of the last 10 quarters

(1) In terms of total assets (2) Internal criteria calculation from Central Bank of Brazil data & CETIP *(Central de Custódia e de Liquidação Financeira de Títulos)* (3) Euromoney (4) Finance Studies Center from Fundação Getúlio Vargas (FGV) (5) Anbima (6) Central Bank of Brazil (7) Dealogic (8) In BR GAAP criteria, among five largest Brazilian banks

Santander Helping people and businesses prosper 8 Simple | Personal | Fair GROUP STRATEGY UPDATE

…with a model and a strategy that deliver for customers and shareholders Part of • The only sizeable international commercial bank Santander Group • Leverage on Group’s best practices Solid Balance Sheet • Efficient risk and capital management • Balance sheet optimisation • Efficiency driven culture, while maintaining cost growth below Cost discipline inflation New commercial • Customer centric model and integrated wholesale-retail businesses model to capture growth opportunities Innovative platform • Digital & multichannel thrust People • Talented and engaged team Helping people and businesses prosper 9

An engaged team that supports our efficiency focus… People Finance, back office and technology • Santander Academy • Simplification of internal processes • Awarded as one of Brazil’s best companies to • Discipline in cost work for management and Ambition efficiency improvements Lean mindset (1H’16 vs. 1H’15) 8.8% • 90% are proud to work for 6.3% Santander1 OPEX SAN Inflation (1) Época Magazine Award—Great Place to Work Helping people and businesses prosper 10

…and a strong risk culture that brought us ahead of peers through the recent crisis… Cost of risk (%) Coverage ratio (%) NPL ratio (%) CET1 (%) -1.1pp +2pp -1.4pp +1pp 207 209 4.6 15.3 4.7 14.3 3.6 3.2 Peers1 Peers1 Peers1 Peers1 Note: Brazilian GAAP. Data as of 2Q’16 (1) Large privately owned banks Helping people and businesses prosper 11

…based on risk management evolution Loan portfolio breakdown by rating Preventive Risk Management (Dec’14 vs. Jun’16) Individuals (%) SMEs (%) NPLs Reduction (%) 22 23 38 37 21 11 62 33 9 66 7 58 53 31 1H’15 1H’16 1H’15 1H’16 Personal Loans Car Finance Individuals High Average Low Helping people and businesses prosper 12

Our innovative and integrated portfolio promotes growth opportunities 100% digital bank alternative Payroll loans • 100% digital account and prepaid card offer • Pioneering in payroll cards • Low cost to serve • Broadens geographic presence • Growth opportunity in multiple segments: agribusiness, • BRL 1 bn monthly production universities, payroll acquisition Acquiring platform Online auto marketplace • 9% market share • # 1 auto portal in Brazil: consumer marketplace, market intelligence solutions and dealer management systems • Relevant opportunity, given the low penetration in the Brazilian market • Views: 22MM / month • Unique competitive advantage: innovation, service level • Synergy with consumer finance and insurance and technology • Unique position to capture auto sector growth Helping people and businesses prosper 13

3	Update on our 2015-18 strategy Helping people and businesses prosper 14

A retrospective: the strategy we announced in September 2015 Commercial Quality Customer transformation execution experience Increased experience and Increase loyal and Simplify processes sustainable… digital customers to deliver better and across franchise more efficient segments service .growth in profitability! Helping people and businesses prosper 15

Increasing loyal and satisfied customers to deliver higher revenues 1 Active customers (MM) 2 Loyal customers (MM) 4% 10% 19.8 4.6 •4 Higher profitability: 15.9 16.4 3.1 3.4 2x Retail and SMEs loyal customers² Jun’15 Jun’16 2018(e) Jun’15 Jun’16 2018(e) Double Fees grow Digit 14.5% YoY 3 Customer 1st in Medium / High income experience¹ rd 3 in Low income (1) Ibope(2) Net revenue per customer Helping people and businesses prosper 16

Reaping the benefits of our digitalisation: efficiency gains in retail… # transactions YTD chg Open your account x3 Increase of digital Web cards x5 transactions +58% Mobile Product sales via x2 digital channels The average cost of Digital Potential cost saving (2016-17) Channels is one tenth ~BRL 320MM of other channels with improved customer experience Note: Aug’16 vs. Dec’15 Helping people and businesses prosper 17

…with market leading strategies… GCB and Corporate Consumer Finance • GCB best historical • Leadership in the Auto PBT in 1H’16 market1 • Integrated wholesale- • Increased digitalisation retail businesses • New business models • New specialised team focused on Agribusiness • Capturing China-Brazil business flows (1) Internal criteria calculation from Brazilian Central Bank data and CETIP (Central de Custódia e de Liquidação Financeira de Títulos) Helping people and businesses prosper 18

…and growth through compelling propositions to each segment… Individuals SMEs Cards Payroll Customer experience “Avançar” program +15% YoY growth in +26% YoY growth in The world’s best bank for +130k YoY number total transactions loans SMEs of logins +92 bps YoY in market share Onboarding¹ 1 day to open an account: Acquiring business +50% active accounts +450k new customers2 +40% YoY total transactions +26% active cards +26% YoY turnover +300bps market share in last 2 years Data as of Jun’16 (1) Change observed in the period between April and May ‘16 among customers with and without a welcome package(2) Figure expected for 2016 year end Helping people and businesses prosper 19

…starting to show differentiated growth Net Fees (€MM1) Total revenues (€MM1) Net profit YoY chg2 (%) 1H’16 vs. 1H’15 +14.5% +5.9% 4.8 1,277 5,083 1,115 4,802 -8.2 1H’15 1H’16 1H’15 1H’16 Peers3 (1) Currency neutral(2) Local currency and Brazilian GAAP criteria (3) Large privately owned banks Helping people and businesses prosper 20

4	Looking forward and key takeaways Helping people and businesses prosper 21

We are on plan to deliver our 2016 commitments 2016 1H’15 1H’16 commitments Total Loyal customers 3.1 3.4 3.6 (MM) Digital customers 4.0 5.5 6.7 (MM) 3.2% NPL ratio1 3.2% ~ peers < peers Micro credit2 #1 #1 #1 Note: Group criteria (1) BR GAAP (2) Among privates Helping people and businesses prosper 22

2018 Santander Brasil targets 1H’16 2018 People Great Place to Work bank ranking Top 3 Retail loyal customers (MM) 3.01 4.03 Loyal SMEs and corporates (MM) 0.37 0.52 Customers Digital customers (MM) 5.5 9.2 Customer service quality (rank) 3rd 3rd Fee income CAGR 14.5% 1 >10%2 NPL ratio 6.1% c.6% Shareholders RoTE 14% c.17% Cost to income ratio 39% 37% Number of scholarships 2016-2018 (k) 10.7 Communities Number of micro credit 2016-2018 (k) 478 Note: Group criteria (1) YoY (2) 2018/2015 Helping people and businesses prosper 23

In 2016, we will overachieve all goals communicated in the last Investor Day despite a dire macro environment We are building a reliable growth platform based on an increasing loyal customer base and an undivided focus on asset quality, both underpinned by an engaged work-force We are committed to delivering consistently higher ROE, powered by organic growth, disciplined capital deployment and increased digital throughput for our expanding customer base We are set in to deliver a strong 2016 and better equipped to continue on a fast track in 2017 Helping people and businesses prosper 24

Simple Personal Fair

Item 7

Jose García Cantera Group Chief Financial Officer

Banco Santander, S.A. (“Santander”), Santander UK Group Holdings (“Santander UK”) and Banco Santander (Brasil) S.A. (“Santander Brasil”) all caution that this presentation and other written or oral statements made from time to time by Santander, Santander UK and Santander Brasil contain forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental, political and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; (5) transaction, commercial and operating factors; and (6) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”) could adversely affect our business and financial performance and should be considered in evaluating any forward-looking statements contained herein. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. These statements are only predictions and are not guarantees of future performance, results, actions or events. Santander, Santander UK and Santander Brasil do not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant, any fuller disclosure document published by Santander, Santander UK nor Santander Brasil. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander, Santander UK and Santander Brasil are not giving advice nor making any recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance, share price or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast. Note: The businesses included in each of our geographical segments and the accounting principles under which their results are presented here may differ from the businesses included in our public subsidiaries in such geographies and the accounting principles applied locally. Accordingly, the results of operations and trends shown for our geographical segments may differ materially from those disclosed locally by such subsidiaries. Helping people and businesses prosper 1

Content 1 Delivering through disciplined execution 2 Efficient and prudent balance sheet management 3 Looking forward and key takeaways Helping people and businesses prosper 2

1	Delivering through disciplined execution Helping people and businesses prosper 3

Last 12 months have been about delivering growth, dividends, capital and profitability… Growing our • Focus on profitable business growth business • Leveraging our footprint and commercial strategy Increasing cash • Increasing total and cash dividend per share dividend • Already at 10.4% CET1 (+53bps since 1H’15) Accumulating • Growing TNAV/share Capital • Improving capital discipline: RORWA 1.35% Improving 1 • Delivering top 3 RoTE vs. peers: 11.1% profitability (1) Underlying Helping people and businesses prosper 4

Our business model allows us to fund profitable growth, increase cash dividend per share and accumulate capital RoTE 1H’161 (%) (1H’16 vs. 1H’15) 14 +10% +4% cash DPS2 customer loans3 12 11 Increase Fund business 11 cash dividends c. 1/3 c. 1/3 growth 11 per share 10 9 Top tier profitability 9 allows us to… 8 8 8 c. 1/3 7 7 6 Accumulate capital 5 +53bps FL CET1 (1) Source: Based on public company data—Bloomberg. Santander Underlying. RoTCE for US Banks(2) 1st interim dividend charged to 2015-16 earnings(3) Currency neutral Helping people and businesses prosper 5

…due to the differential advantages of our model The Santander model… …combined with ‘Helping people and Clear 1 purpose businesses prosper’ P&L execution Strategic focus discipline Simple, on people, Customer Digital Personal, culture and loyalty excellence Fair customers 2 Geographic Clear focus Efficient and Unique and diversification on retail and Best-in-class Balance strong prudent balance with critical commercial efficiency sheet quality foundations mass banking sheet management Helping people and businesses prosper 6

2	Efficient and prudent balance sheet management Helping people and businesses prosper 7

Three levers to manage efficient and prudently our balance sheet 1 Capital accumulation and RoTE accretive growth 2 Conservative, decentralised liquidity and funding model 3 Management of interest rate and FX hedging Helping people and businesses prosper 8

1 Business models matter: ample room to absorb losses… Higher profitability… …with broad coverage… …over a conservative density Pre provision profit / RWA (%) Loan-loss allowances / RWA (%) RWAs / Total assets (%) 3.9 4.5 44 3.1 10.9 40 3.0 4.4 53 2.8 1.2 26 2.7 4.1 24 2.5 10.7 45 2.4 1.8 36 2.3 4.2 29 2.0 0.8 42 1.6 1.2 27 Source: Based on public company data—Bloomberg. Data as of Jun’16 Helping people and businesses prosper 9

1 …allowing better capital preservation than peers FL CET1 2015 FL CET1 2018 EBA Stress test1 15.5% 10.2% 13.1% 10.1% 12.7% 9.0% 12.5% 8.8% 12.1% 8.5% Santander: a 11.9% 8.5% reliable model 11.7% 8.2% that requires 11.6% 8.2% less capital or 11.4% 8.1% capital at a 10.9% 8.0% lower cost 10.9% 7.5% 10.4% 7.4% 10.3% 7.3% 10.2% 7.1% 10.2% 6.6% (1) Adverse scenario Helping people and businesses prosper 10

1 Funding profitable growth whilst paying growing dividends and accumulating capital organically FL CET1 (%) ? Committed to accumulate organically +53 bps >11 10bps CET1 on average per quarter 10.36 9.83 ? RWA growth below profit and lending growth ? Plans to better manage regulatory capital at a bottom-up basis ? Capital and M&A discipline across the Group 1H´15 1H´16 2018 Helping people and businesses prosper 11

1 Set to continue capital accumulation and RoTE accretive growth 10.5% >11% RoTE1 RoTE c.+270bps c.-110bps c.-60bps 10.36% >11% 1H’16 Net attributable Payout RWA and 2018 target FL CET1 profit capital actions FL CET1 (1) Statutory, otherwise 11% Helping people and businesses prosper 12

1 Ongoing reinforcement of our total capital base c.60bps >14.5% c.100bps c.60bps Excess 13.54% gene 2.22% provisi 0.65 0.96% 10.36% Group FL Total Expected organic AT1 issuances to T2 issuances to Expected total capital ratio 1H16 capital generation target target capital ratio 2018 Helping people and businesses prosper 13

1 New Joint Supervisory Team’s capital methodology 2016 (Phase-in) New 2017 (Phase-in) • Capital requirement defined in terms of CET1 CET1 Total Capital Total Capital (CET1, AT1 & T2) G-SIBs T2 2% • Pillar II will be divided between: buffer 0.25% Capital Pillar II Y% AT1 1.5% ? Capital Requirement: will be Guidance add-on public and it triggers MDA (based on G-SIBs buffer 0.5% G-SIBs buffer 0.5% 5.0% SREP) CCB 1.25% CCB 1.25% ? Capital Guidance: will be + CCB Pillar II Pillar II X% X% confidential and won’t trigger MDA requirements requirements • The CCB will no longer be included on a fully-loaded basis 4.5% Pillar 1 Pillar 1 4.5% Pillar 1 4.5% • The trigger for the MDA will go down MDA: Maximum Distributable Amount CCB: Capital conservation buffer Helping people and businesses prosper 14

1 Comfortably manageable TLAC issuance plan

TLAC estimates[1]

Base case scenario: €20-25 bn

- Final transposition to EU and relevant jurisdictions
- Senior debt final treatment
- Internal TLAC treatment
- Deductions and mitigants final treatment
- Excess generic provisions in T2

Worst case scenario: €30-35 bn

3-Year Santander plan

AT1: €1 bn - 2 bn per year
(mainly from the Parent Bank and San UK)

\+

T2: c.€2 bn per year

\+

Other TLAC Eligible Debt:
€2-3 bn per year (base case) to €5-6 bn per year (worst case)

(1) The estimates of TLAC are based on our current interpretation of the FSB's Term Sheet. November 9th, 2015 (the "FSB TLAC Term Sheet")

Santander Helping people and businesses prosper
15 Simple | Personal | Fair GROUP STRATEGY UPDATE

2 Conservative and decentralised liquidity and funding model €60 bn issued during 20151 Very manageable maturity profile € bn 29.0 Parent 10.4 Nordics 4.9 4.3 2.6 1.4 bn UK 15.6 bn SCF 2.2 2.2 3.3 0.9 2.8 US 12.4 bn 26.7 UK 3.5 8.5 7.0 7.1 Mexico Rest of Brazil 0.6 bn Europe 9.5 bn 20.0 bn Brazil 10.4 2.2 3.7 0.7 0.2 2016 2017 2018 2019 >2020 Subordinated Debt Senior Debt Covered Bond Preferred Shares (1) Medium and long term debt (€). Figures include securitisations. Average issuance per year of €40-45 bn excluding securitisations prosper 16

2 Well-funded and highly liquid balance sheet re Conservative liquidity metrics Liquidity Coverage Ratio (LCR) € bn 145% 143% Group 133% 144% 672 Deposits Net loans to 783 customers Liquidity reserve (net of haircuts) Assets eligible as collateral and undrawn credit lines Cash and deposits 60 curitisations 6% at central banks Fixed assets & other 132 Equity and other 16% 87 Financial assets 170 152 Funding M/LT €244 bn 24 Funding ST Undrawn credit 43% 35% Assets Liabilities lines granted by Unencumbered central Banks sovereign debt Note: Liquidity balance sheet for management purposes (net of trading derivatives and interbank balances). Data as of Jun’16. Securitizations includes other collateralised MLT debt. Helping people and businesses prosper 17

3 Cautious FX hedging policy on capital ratio and P&L… Stable capital ratio hedge Tactical hedge on P&L Hedged Group Exposure • Dynamic hedging of non-euro budgets CET1 10.36% • Budget hedged on a yearly basis • Reduced impact of FX volatility • Neutralises FX volatility in our FLB III ratio • Based on Group regulatory capital and RWAs Corporate Centre assumes all hedging costs Helping people and businesses prosper 18

3 …while managing rates risk to protect core deposits profitability Mostly positive interest rates sensitivity AFS portfolios reflect our geographical diversification Net interest income sensitivity to +100bps parallel shift (€ MM) +402 4% Parent 8% +93 27% 18% +297 €82 bn +140 8% -98 17% 13% 5% Data as of Jun’16 Helping people and businesses prosper 19

3	Looking forward and key takeaways Helping people and businesses prosper 20

We are on plan to deliver our 2016 commitments 2016 2015 1H’2016 commitments FL CET1 10.05% 10.36% 10.45% Cost to income ratio 47.6% 47.9% Stable Cost of risk 1.25% 1.19% Improve DPS1 (€) 0.050 0.055 Increase EPS (€) 0.40 0.19 Increase (1st half) (1) 1st interim dividend charged to 2015-16 earnings Helping people and businesses prosper 21

2018 Santander Group financial targets 2015 1H’2016 2018 Cost to income ratio 47.6% 47.9% 45—47% Cost of risk 1.25% 1.19% 1.2% 2 RoTE1 11% 11.1% >11% FL CET1 10.05% 10.36% >11% Cash dividend Payout 38%—30%-40% Increasing EPS, reaching double digit growth by 2018 (1) Underlying 2015 and 1H’16. RoTE 2018 target on a statutory basis(2) Average for 2015 – 2018 Helping people and businesses prosper 22

Countries contributing to 2018 Group targets Group 2015 6% 5% 9% -3% 21% 7% 19% 11% 52% 11% 26% Growth (loans CAGR) 1H’16 4% 3% -2% -2% 14% 4% 16% 8% 46% 12% 23% Above 2018 Target SD SD SD SD SD DD SD DD SD SD peers Operational 2015 48% 53% 40% 52% 45% 39% 41% 43% 56% 47% 49% excellence 1H’16 48% 53% 39% 53% 45% 40% 41% 42% 57% 44% 48% (C/I ratio) 2018 Target 45-47% 50-52% 37% c.55% c.42% c.45% 37-39% 40-42% 48-49% c.40% c.45% Risk 2015 4.4% 1.5% 6.0% 6.5% 3.4% 2.1% 3.4% 5.6% 1.2% 6.3% 7.5% management 1H’16 4.3% 1.5% 6.1% 6.1% 3.0% 2.2% 3.0% 5.3% 1.4% 5.8% 10.5% (NPL ratio) 2018 Target 3% <2% c.6% <4% <3.5% <2.5% <3% <5% <1.5% <5% <6% 2015 10.0% 12% 14% 10% 13% 7% 13% 16% 32% 13% 13% Profitability 1H’16 10.5% 14% 12% 4% 14% 17% 32% 12% 15% 10% 15% (RoTE) 2018 Target >11% 8-10% c.17% c.13% 13-14% c.4% c.17% c.17% c.30% c.14% c.13% Note: Group criteria. Spain: management perimeter SD: Single DigitDD: Double Digit Helping people and businesses prosper 23

Efficient and prudent balance sheet management: recurrent capital generation, conservative liquidity and funding model and hedging policies A unique model that offers best-in-class efficiency and RoTE allowing us to accumulate capital, pay growing dividends and finance profitable growth The differential advantages of our model, combined with execution as well as efficient and disciplined balance sheet management, support predictable and sustainable shareholder value creation Helping people and businesses prosper 24

Simple Personal Fair

Item 8

Ana Botín Group Executive Chairman Closing Presentation

Banco Santander, S.A. (“Santander”), Santander UK Group Holdings (“Santander UK”) and Banco Santander (Brasil) S.A. (“Santander Brasil”) all caution that this presentation and other written or oral statements made from time to time by Santander, Santander UK and Santander Brasil contain forward-looking statements. These forward-looking statements are found in various places throughout this presentation and include, without limitation, statements concerning our future business development and economic performance. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. These factors include, but are not limited to: (1) general market, macro-economic, governmental, political and regulatory trends; (2) movements in local and international securities markets, currency exchange rates and interest rates; (3) competitive pressures; (4) technological developments; (5) transaction, commercial and operating factors; and (6) changes in the financial position or credit worthiness of our customers, obligors and counterparties. The risk factors that we have indicated in our past and future filings and reports, including those with the Securities and Exchange Commission of the United States of America (the “SEC”) could adversely affect our business and financial performance and should be considered in evaluating any forward-looking statements contained herein. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements speak only as of the date on which they are made and are based on the knowledge, information available and views taken on the date on which they are made; such knowledge, information and views may change at any time. These statements are only predictions and are not guarantees of future performance, results, actions or events. Santander, Santander UK and Santander Brasil do not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. The information contained in this presentation is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant, any fuller disclosure document published by Santander, Santander UK nor Santander Brasil. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in the presentation. In making this presentation available, Santander, Santander UK and Santander Brasil are not giving advice nor making any recommendation to buy, sell or otherwise deal in shares in Santander or in any other securities or investments whatsoever. Neither this presentation nor any of the information contained therein constitutes an offer to sell or the solicitation of an offer to buy any securities. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. Nothing contained in this presentation is intended to constitute an invitation or inducement to engage in investment activity for the purposes of the prohibition on financial promotion in the U.K. Financial Services and Markets Act 2000. Note: Statements as to historical performance, share price or financial accretion are not intended to mean that future performance, share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year. Nothing in this presentation should be construed as a profit forecast. Note: The businesses included in each of our geographical segments and the accounting principles under which their results are presented here may differ from the businesses included in our public subsidiaries in such geographies and the accounting principles applied locally. Accordingly, the results of operations and trends shown for our geographical segments may differ materially from those disclosed locally by such subsidiaries. Helping people and businesses prosper 2

Content 1 Santander’s 2025 Vision 2 Closing remarks Helping people and businesses prosper 3

1	Santander’s 2025 Vision Helping people and businesses prosper 4

‘Helping people and Clear purpose businesses prosper’ Predictability of earnings through the cycle Strategic focus Simple, on people, Customer Digital Sustainable and Personal, culture and loyalty excellence high RoTE to Fair customers enable us to capture the growth opportunity Geographic Clear focus Unique and Balance diversification on retail and Best-in-class Grow cash strong sheet with critical commercial efficiency DPS foundations quality mass banking Helping people and businesses prosper 5

Our model has unique competitive advantages as it combines: Critical mass in Relevant exposure to markets retail+commercial with high interest rates banking in 9+1 countries Net Interest Income, % of total1 Low rates markets 2% 121 million customer 6%2 relationships High rates 24% 10% markets 15% 8% Geographical 6% diversification 11% 3%3% SCF 13% Other Latam High margin in low SC USA rate markets (1) Does not include Corporate Centre (2) USA ex- SC USA Helping people and businesses prosper 6

Our transformation in three horizons 2025 2018 2015 Investor day Targets Foundations for our Santander’s • 18.5MM loyal customers and transformation 30MM digital customers 10 year vision • Reinforced capital base • Operational excellence: C/I 45%—47% and Top 3 in • Strengthened governance and customer experience team • Organic capital accumulation • New strategy and culture • Simple | Personal | Fair culture Increasing TNAV/Share, Foundations for the bank DPS, reaching double digit we want to be in 10 years EPS growth by 2018 Helping people and businesses prosper 7

What will Santander look like in 2025? Loyalty and • Focus on Retail and Commercial Banking customer • Further developing GCB and Consumer Finance experience • New digital businesses built on loyalty To be the best Retail and Commercial Bank, earning the lasting loyalty of our People and • Helping people and businesses prosper people, customers, culture • Simple | Personal | Fair shareholders and communities Operational • Open digital financial services platform excellence Helping people and businesses prosper 8

Customer loyalty and excellent customer experience at the core of our strategy SMEs & Corporates: International business / GCB 35MM Increased loyalty means >x2 x4-5 14MM more profitable Growth in loyal customers… Santander trade $27 bn 1H’16 2025(e) corridors profit pool: We aim to be the main bank on the key commercial corridors within the group +€2-3 bn …driving PAT GCB opportunity… growth in fees …capturing our full AM, Insurance and Wealth management international connectivity x2 PAT potential Helping people and businesses prosper 9

Talent and leveraging technologies Customer experience comparable with leading digital companies + Best-in-class cost efficiency # countries in TOP 3 of customer satisfaction1 C/I 47.6% 47.9% 9 45—47% 8 <40% 7 5 2015 1H’16 2018 2025 2015 1H’16 2018 2025 (1) Source: Corporate Customer Satisfaction Benchmark Helping people and businesses prosper 10

Operating and financial 2025 aspirations • c.35MM loyal customers Loyalty and • c.60MM digital customers customer • Top 3 customer service in all countries experience To be the best • Fee income > 70% of operating cost Retail and Commercial Bank, earning the lasting loyalty of our People and • Top 10 Company to work for in all countries people, customers, culture • 15MM people supported shareholders and communities • Minimal manual operating processes Operational • 40% reduction in IT cost/customer excellence • C/I < 40% Helping people and businesses prosper 11

2	Closing remarks Helping people and businesses prosper 12

Santander is delivering strong financial and operating performance 1H’16 vs. 1H’15 Total revenues +3.6% Total fees +6.6% 1 Cost of risk -13bps Underlying profit +8.9% Underlying RoTE2 11.1% ? Note: Currency neutral (1) +7.7% including perimeter: PSA and Banco Internacional do Funchal(2) 1H’16 figure Helping people and businesses prosper 13

Our main geographies are evolving positively (1/2) 1H’16 Loyal Cust. C/I RoTE Key highlights growth ? 1.2MM 1|2|3 Customers +18% 52.8% 12.0% ? Improved customer Spain1 experience ? 4.9MM 1|2|3 customers +4% 52.5% 9.9% ? +11% YoY corporate UK loans ? 4MM2 customers with +10% 39.2% 13.7% biometric access Brazil ? Stable cost of risk (1) Spain management perimeter (2) Data as of Aug’16 Helping people and businesses prosper 14

Our main geographies are evolving positively (2/2) 1H’16 Loyal Cust. C/I RoTE Key highlights growth ? +200k ‘Santander Plus’ customers +17% 40.5% 13.6% Mexico ? Above market loan growth: 16% +4% ? Leadership in Europe 45.0% 14.7% ? Strong loan growth new active customers1 (+14%) with improving cost of risk -36bps +9% 46.7% 16.6% ? c. 1/5 of Group’s profit (1) Excluding Banque PSA agreement Helping people and businesses prosper 15

Our business model allows us to fund profitable growth, increase cash dividend per share and accumulate capital RoTE 1H’161 (%) (1H’16 vs. 1H’15) 14 +10% +4% cash DPS2 customer loans3 12 11 Increase Fund business 11 cash dividends c. 1/3 c. 1/3 growth 11 per share 10 9 Top tier profitability 9 allows us to… 8 8 8 c. 1/3 7 7 6 Accumulate capital 5 +53bps FL CET1 (1) Source: Based on public company data—Bloomberg. Santander Underlying. RoTCE for US Banks(2) 1st interim dividend charged to 2015-16 earnings(3) Currency neutral Helping people and businesses prosper 16

Predictable and growing earnings through the cycle Santander has the lowest volatility in earnings among peers… Average volatility of quarterly reported EPS (%), 1999-1H’161 734 136 123 95 Profitability 80 68 49 47 has proven strong 45 25 10 and stable over time Best …with growing profits Statutory profit growth, CAGR (%), 1998 vs. 2015 +7 <0 +4 +11 +11 +13 +10 +7 +2 +16 +10 Source: Bloomberg Note: GAAP criteria(1) The analysis takes the quarterly EPS to 1H’16, starting from the first available data since Jan’99 Helping people and businesses prosper 17

On track to meet all of our 2016/17 commitments 2016/17 2015 1H’2016 commitments Loyal customers (MM) 13.8 14.4 15 /17 Digital customers (MM) 16.6 19.1 20 /25 Fee income1 3.0% 6.6% Increase Cost of risk 1.25% 1.19% Improve Cost to income 47.6% 47.9% Stable EPS (€) 0.40 0.19 (1st half) Increase DPS2 (€) 0.050 0.055 Increase TNAV / share (€) 4.07 4.13 Increase FL CET1 10.05% 10.36% +40bps per year (1) Currency neutral YoY growth. As of 1H’16: +7.7% including perimeter: PSA and Banco Internacional do Funchal(2) 1st interim dividend charged to 2015-16 earnings Helping people and businesses prosper 18

Reaffirming our key shareholder metrics, increasing EPS in 16/17, reaching double digit by 2018, and growing DPS and TNAV per share ? Top 3 bank to work for in the majority of ? 17MM retail Loyal Customers our geographies ? 1.6MM loyal SMEs and Corporates ? Customer loans growth above peers ? All geographies top 3 in customer service* ? 30MM digital customers (x2) People Customers ? c.10% CAGR of fee income 2015-18 “To be the best retail and commercial bank, earning the lasting loyalty of our people, ? People supported in our customers, shareholders ? Cost to income ratio 45-47% communities: 4.5MM and communities” ? 2015-18 average cost of risk 1.2% 2016-18 Communities Shareholders > ? FL CET1 11% ? c.130k scholarships 2016-18 ? Increasing EPS, reaching double digit growth by 2018 ? 30-40% cash dividend pay-out: Yearly DPS increase ? RoTE >11% * Except for the US – approaching peers Helping people and businesses prosper 19

Our commercial transformation will increase profitability as improved customer experience drive loyal and digital customer growth Our team, and a culture of doing things in a way that is Simple, Personal and Fair are the cornerstone of our strategy Our model offers best-in-class predictability of results through the cycle as well as leading efficiency and RoTE The strength of our balance sheet and returns allow us to fund our growth, pay growing cash DPS and accumulate capital We are on plan to deliver our 2016-18 commitments Helping people and businesses prosper 20

Simple Personal Fair

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: October 3, 2016	By:	/s/ José García Cantera
Name: José García Cantera
Title: Chief Financial Officer